5-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2002

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-................

2 May 2002

The Rank Group Plc announces completion of financing for the Seminole Indian Nation casino development

The Rank Group Plc ("Rank") previously announced that it had signed an agreement to license its Hard Rock brand to two new casino based resorts to be developed on Seminole Indian Nation ("Seminoles") reservation land in Florida, US.

The Group is now pleased to announce that financing for the development has been completed via the issuance of $315m of Capital Trust Agency Revenue bonds. Rank has subscribed for $25m of the bonds which have a coupon of 10%, a stated maturity of 30 years and an average life of 17.5 years.

The resorts will replace the Seminoles existing gaming facilities located in Tampa and Hollywood (near Fort Lauderdale) which together currently comprise 118,000 sq.ft of gaming space with 1,755 slot machines and 82 gaming tables. The new Tampa resort will be located on the site of the existing gaming facility and will comprise 90,000 sq ft of gaming space, with 1,500 slot machines and 50 gaming tables, a 250 room hotel and 10 restaurants. The new Hollywood resort will be located adjacent to the existing gaming facility and will comprise 115,000 sq ft of gaming space, with 2,000 slot machines and 65 gaming tables, a 250 room hotel and 12 restaurants (including a Hard Rock cafe). The resorts are expected to open in 2004.

The Hard Rock licence agreement has an initial term of 15 years from the opening of the facilities. Hard Rock is entitled to an annual licence fee amounting to the total of

- The greater of 3% of net gaming revenues or $3m; and
- 3% of hotel room revenues.

Hard Rock will also receive the net profit from a new café at the Hollywood facility to be developed at a cost to Rank of around $3m.

In the year to 30 June 2001, the Seminole's existing gaming facilities in Tampa and Hollywood generated net gaming revenues of $247m.

Mike Smith, Rank Chief Executive, commented:

"We are delighted that the financing for this exciting development project has now been completed. Our confidence in the project is underlined by our decision to subscribe for $25m of the bonds. This is an important development for Hard Rock and further supports our belief that the brand can profitably lend itself to extension within the hospitality and casino gaming markets."

- ends -

Enquiries:

The Rank Group Plc
Kate Ellis-Jones 020 7535 8031

The Maitland Consultancy
Suzanne Bartch 020 7379 5151

RG/04/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 7 May 2002

By: [signature]

Name: C Duffill

Title: Company Secretariat Executive